NO ACT

PE
1-30-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005641

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Anthony Saldana
Skadden, Arps, Slate, Meagher & Flom LLP
anthony.saldana@skadden.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-18-15

Re: Devon Energy Corporation
Incoming letter dated January 30, 2015

Dear Mr. Saldana:

This is in response to your letter dated January 30, 2015 concerning the shareholder proposal submitted to Devon by Thomas Keating and Lisette Keating. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Thomas and Lisette Keating
FISMA & OMB Memorandum M-07-16

March 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Devon Energy Corporation
Incoming letter dated January 30, 2015

The proposal provides that all communications between all company employees / lawyers and all employees of all federal, state and local government agencies be made public on an ongoing basis. The proposal also provides that the company "make public air pollution under current standards vs. proposed EPA standards."

There appears to be some basis for your view that Devon may exclude the proposal under rule 14a-8(i)(7), as relating to Devon's ordinary business operations. In this regard, we note that the proposal relates to disclosure of ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if Devon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Devon relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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January 30, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2015 Annual Meeting Stockholders
Proposal of Mr. Thomas Keating and Mrs. Lisette Keating

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Devon is seeking to omit a shareholder proposal (the "Proposal") that it received from Mr. Thomas Keating and Mrs. Lisette Keating (the "Proponents") from inclusion in the proxy materials to be distributed by Devon in connection with its 2015 annual meeting of shareholders (the "proxy materials"). A copy of the Proposal is attached as Exhibit A. Also attached hereto are copies of Devon's deficiency notice to the Proponents and delivery confirmation thereof, the Proponents' response to such deficiency notice and additional correspondence with the Proponents. *See* Exhibits B-E. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Proposal in its entirety from the proxy materials.

Devon currently intends to file its 2015 preliminary proxy materials on or about April 10, 2015 and its 2015 definitive proxy materials on or about April 21, 2015. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email and overnight courier to the Proponents as notice of Devon's intent to omit the Proposal from Devon's proxy materials. We will promptly forward to the Proponents any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponents that under the applicable rules, if the Proponents submit correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Proposal

The Proposal states: "Thomas and Lisette Keating, owners of 593.2395 shares of Devon Energy, propose that all communications between all Devon employees / lawyers and all employees of all governmental agencies, federal, state and local, be made public on an ongoing basis. Also, Devon Energy will make public air pollution under current standards vs. proposed EPA standards."

Bases for Exclusion

For the reasons described in this letter, we respectfully submit that the Proposal may be excluded from the proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to Devon's ordinary business operations;
- Rule 14a-8(i)(6) because Devon would lack the power and authority to implement the Proposal; and
- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Analysis

I. Rule 14a-8(i)(7) – Ordinary Business Operations

The Proposal is properly excludable from Devon's proxy materials because the underlying subject matter of the Proposal is within the ordinary business operations of Devon. Specifically, the Proposal is excludable because it relates to Devon's ongoing communications with governmental agencies, including in connection with ongoing proceedings and administrative matters, and is not focused on a significant policy issue.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The SEC has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In the SEC release accompanying the 1998 amendments to Rule 14a-8, the SEC described the two "central considerations" for the ordinary business exclusion. Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first relates to the subject matter of the shareholder proposal. The SEC explained that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. *Id.* The second relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* As discussed below, the Proposal implicates both of these "central considerations" and may be omitted as relating to Devon's ordinary business operations.

A. The Proposal Relates to Devon's Ordinary Business Operations.

Devon believes it may properly omit the Proposal under Rule 14a-8(i)(7) because the subject matter of the Proposal relates to Devon's ordinary business operations, as explained in detail below.

1. Proposals Relating to a Company's Legal Compliance Program are Excludable.

The Proposal seeks public disclosure of "all communications" between Devon and governmental agencies, federal, state and local, on an ongoing basis. In the day-to-day operation of its business, Devon routinely has communications, both written and oral, with governmental agencies on a wide variety of matters. The communications include Devon's responses to and decisions on legal and compliance matters, and therefore Devon's communications with governmental agencies are inextricably tied to Devon's legal compliance program. The Staff has consistently recognized that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." *Raytheon Co.* (Mar. 25, 2013). The Staff has reasoned that a company's compliance with laws and regulations are a matter of ordinary business and proposals relating to a company's legal compliance program infringe on management's core function of overseeing business practices. *See, e.g., Sprint Nextel Corp.* (Mar. 16, 2010, recon., denied Apr. 20, 2010) (proposal requesting explanation of why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance and accountability, excludable); *FedEx Corp.* (July 14, 2009) and *Lowe's Companies, Inc.* (Mar. 12, 2008) (proposals requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors excludable); *Verizon Communications Inc.* (Feb. 22, 2007) (proposal requesting a report on the technological, legal and ethical policy issues surrounding disclosure of customer information to government agencies without a warrant excludable); *H&R Block Inc.* (Aug. 1, 2006) (proposal requesting a legal compliance program regarding lending policies excludable).

As in the aforementioned cases, the Proposal concerns Devon's legal compliance program and should therefore be excluded under Rule 14a-8(i)(7). Indeed, at its core, the Proposal represents an effort by the Proponents to add a new requirement to Devon's legal compliance program, *i.e.*, that all communications with governmental agencies will need to be publicly disclosed. Moreover, the Proposal's request for public disclosure of "all communications" between Devon and governmental agencies implicates numerous legal and compliance matters, an area of subject matter that the Staff has found is properly within the management's control as part of the operation of its business. Devon's management maintains and monitors, and devotes substantial resources to, a broad-ranging legal compliance program covering various complex laws, regulations and other requirements across its business. Federal and state laws and regulations govern almost every aspect of Devon's business, including its public disclosure obligations, and Devon's management and is better equipped than the shareholders to evaluate Devon's practices within this regulatory framework.

2. Proposals Calling for Disclosure Regarding Ordinary Business Operations are Generally Excludable.

The Proposal's requirement to report on "all communications" between Devon and federal, state and local governmental agencies further interferes with Devon's ability to control decisions related to the disclosure of highly confidential and sensitive information. Beyond compliance with applicable legal and regulatory requirements, it is the responsibility of management to determine what information is most appropriately disclosed to investors and the public. *See, e.g., Refac* (Mar. 27, 2002) (proposal requesting improved corporate disclosure practices, including the disclosure of the number of shareholders of record of the company and the results of voting at the annual meeting excludable); *Time Warner, Inc.* (Mar. 3, 1998) (proposal requesting Year 2000 disclosure excludable). The Staff has consistently found that proposals seeking additional detailed disclosure, the subject matter of which involves ordinary business operations, may be excluded under Rule 14a-8(i)(7). *See Johnson Controls, Inc.* (Oct. 26, 1999) (proposal requesting additional disclosure of financial statements in reports to shareholders excludable). *See also AmerInst Insurance Group, Ltd.* (Apr. 14, 2005) (proposal requiring company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items and amounts of operating and management expenses excludable).

Furthermore, the fact that the Proposal covers "all" communications by <u>all</u> employees of Devon underscores that the Proposal is concerned with Devon's ordinary business operations and is therefore excludable. The Proposal thus would require public disclosure of communications not only at the management level, but also at all other levels of Devon's operations, even administrative. By way of illustration, the Proposal calls for disclosure of routine communication with governmental agencies on every single Devon well. In the lifecycle of a well, development, production, and decommission may all involve interactions with governmental agencies. Among other things, there are various requirements for permits, approvals and inspections in connection with the drilling of a well (*e.g.*, the drilling pad and well location) as well as the plugging and abandonment of a well. In addition, there are various on-going inspections and reports that arise with the production and operation of the well. To give some idea of the magnitude of disclosure that the Proponents are requesting, as of December 31, 2013, Devon had an interest in over 40,000 productive wells. In short, the Proposal calls for far-reaching disclosure regarding Devon's ordinary business operations, the sweeping scope of which goes far beyond the proposals found excludable on this basis above.

Moreover, the Proposal does not contain any limitations on disclosure for proprietary or confidential information, making the Proposal substantially broader than disclosure-related proposals that the Staff has concurred were properly excludable under Rule 14a-8(i)(7). *See, e.g., TJX Cos., Inc.* (Mar. 29, 2011) (proposal requesting an annual risk assessment of the actions the company takes to minimize federal, state and local corporate income taxes, omitting proprietary information, excludable). Disclosure of the confidential details of Devon's interactions with government officials could lead to the release of Devon's proprietary information and confidential business strategies that could be competitively harmful. Communications between Devon and governmental agencies often include sensitive non-public information. Devon already adheres to extensive public reporting requirements, providing investors significant insight into its business operations. Providing details of confidential discussions with governmental agencies would not provide meaningful information to investors but could reveal to competitors information with respect to Devon's business operations that competitors could employ in their competitive strategies.

3. Proposals Regarding Disclosure of Confidential Information are Generally Excludable.

Public disclosure of "all communications" between Devon and governmental agencies on an ongoing basis would also inevitably include the disclosure of any confidential settlement terms with governmental agencies, as well as all communications in connection with ongoing governmental investigations. The Proposal does not provide any exception for disclosure in this regard either; indeed, the Proponents' supporting statement illustrates that such information is to be disclosed, specifically requesting, "please do not cite lawyer confidentiality." Disclosure of such confidential information could compromise Devon's ability to effectively litigate the issues to which such terms or communications relate and could even prompt new litigation against Devon. The Staff has consistently found that shareholder proposals addressing matters that may influence the conduct of litigation in which a company is involved are excludible as relating to ordinary business operations under Rule 14a-8(i)(7). *See, e.g., Benihana National Corporation* (Sept. 13, 1991) (shareholder proposal requesting the release of a special litigation committee report deemed excludible under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)); *CBS, Inc.* (Jan. 21, 1983) (permitting exclusion of a shareholder proposal requesting the release of a report that was the subject of a litigation discovery request). Additionally, the Staff has found that application of the ordinary business exception is particularly appropriate when the adoption of a shareholder proposal may influence a company's position in an ongoing governmental investigation. *See Baxter International, Inc.* (Feb. 20, 1992) (shareholder proposal relating to the subject matter of ongoing litigation excludible under Rule 14a-8(i)(7), where the company argued the proposal would require the company to waive its attorney-client privilege and to limit its possible litigation strategies and defenses). Here, the Proposal would affect every governmental proceeding to which Devon is or may be a party to in the future.

As the Staff has recognized, a company's management is best suited to supervise litigation matters. Devon's approach to legal proceedings and governmental investigations regarding its business, and its public disclosure with respect thereto, necessarily involves a balancing of a wide range of business and legal considerations. Such considerations are precisely the kind of "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release.

4. Proposals that Seek to Micromanage Business are Generally Excludable.

Finally, the last sentence of the Proposal represents a further intrusion into Devon's ordinary business operations. The Proposal's last sentence provides that Devon is to "make public air pollution under current standards vs. proposed EPA standards" (which is an impermissibly vague and indefinite statement, as discussed below). A company's decisions regarding air emissions and its disclosure related thereto are the subject of complex federal and state laws and are an area of subject matter that is properly within the management's purview as part of its operations. Disclosure of air pollution standards also directly involves the decisions Devon makes in connection with its extensive legal compliance program, which, as discussed above, is a subject matter that is properly excludable under Rule 14a-8(i)(7). Management is required to disclose matters with respect to air pollution as and to the extent required by existing environmental regulations. Expanding these disclosure obligations to further cover "proposed EPA standards" – which as discussed below is vague and indefinite – demonstrates that the Proposal represents an effort to micromanage Devon's business by effectively multiplying (by an unknown amount) the magnitude of Devon's disclosure obligations. As in the Proposal at issue, shareholder proposals involving a company's practices for compliance with regulatory requirements seek to micromanage a company's operations by probing too deeply into complex matters upon which shareholders are not in a position to make an informed judgment, and the Staff has consistently recognized such judgments should properly be left to the discretion of the company's management. *See, e.g., H&R Block, Inc.* (June 26, 2006) (shareholder proposal excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, specifically noting the proposal related to the "general conduct of a legal compliance program); *The Southern Company* (Mar. 13, 1990) (shareholder proposal deemed excludable because "the means used to investigate the company's operations appear to involve ordinary business decisions").

For the foregoing reasons, the subject matter of the disclosure sought by the Proposal relates to Devon's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

B. The Proposal Does Not Focus on Any Significant Social Policy Issue Which Would Transcend The Day-to-Day Business Matters Raised by The Proposal.

The Proposal does not focus on a significant social policy issue which would transcend the ordinary business matters that are at the heart of the Proposal. The Staff has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable." *See* 1998 Release. The central action sought by the Proposal – the disclosure of all communications between Devon and federal, state and local governmental agencies – has not been identified as a significant public policy issue. The factors that the Staff has considered in the past to determine whether a proposal relates to a "significant social policy issue" include the existence of widespread public debate concerning the subject matter of the proposal, increasing recognition of the issue among the public, and the existence of legislation or proposed legislation addressing the same. *See Tyson Foods Inc.* (Dec. 15, 2009) (proposal regarding the use of antibiotics in raising livestock, an issue of widespread public debate and the subject of current legislation, includable upon reconsideration because it related to a "significant social policy issue"). In this case, there has not been widespread public debate, increasing public recognition or existing or proposed legislation regarding the Proposal's far-reaching disclosure of all company and federal, state and local agency communications. Rather, the principal effect of the Proposal is to interfere with the day-to-day communications between Devon's managers and employees, on the one hand, and governmental agencies on the other, and Devon's ability to comply with government regulations. Such communications are matters of ordinary business operations, as discussed in detail above.

The fact that the Proposal touches on air pollution does not change the above analysis. In this regard, the Proposal appears to endeavor to try to implicate a significant policy issue by adding a further request that Devon "make public air pollution under current standards vs. proposed EPA standards" (which is an impermissibly vague and indefinite statement, as discussed below). The final sentence notwithstanding, the Proposal nevertheless focuses on ordinary business matters (*i.e.*, the ongoing disclosure of all governmental agency communications) that warrant exclusion under Rule 14a-8(i)(7). While the Staff has found some environmental proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. Rather, if a proposal does not focus on the significant policy issue, or if it focuses on matters of ordinary business in addition to a significant policy issue, as is the case here, Staff precedent indicates that the proposal is excludable. *See Dominion Resources, Inc.* (Feb. 9, 2011) (concurring that a proposal requesting a new renewable power generation program was excludable under Rule 14a-8(i)(7) even though it touched on the significant policy issue of environmental protection because the underlying action requested implicated the company's products and services, a matter of ordinary business); *Marriot International, Inc.* (Mar. 17, 2010) (proposal relating to global warming that sought to micro-manage the company excludable, noting that that the proposal would "require the company to test specific technologies that may be used to reduce energy consumption"); *Newmont Mining Corp.* (Feb. 4, 2004) (proposal requesting that the board of directors publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities excludable). *See also, General Electric Co.* (Feb. 3, 2005) (proposal relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" excludable as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs).

The Staff has also concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal requesting that it (i) discontinue an accounting method, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to the company's ordinary business matters, namely the choice of accounting techniques. Likewise, in *Medallion Financial Corp.* (May 11, 2004), in concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Finally, in *Union Pacific Corp.* (Feb. 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from terrorist and homeland security incidents was found excludable in its entirety as relating to the evaluation of risk, regardless of whether potential terrorism and homeland security raised significant social policy concerns. *See also Fluor Corp.* (Feb. 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant social policy, was nonetheless excludable because the proposal also sought information regarding the ordinary business matters of job loss and job elimination as a distinct and separate element).

As in the above-cited cases, we believe it is clear that the Proposal cannot be characterized as focusing on a significant policy issue. For the foregoing reasons, we respectfully submit that the proposal may be appropriately excluded under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(6) – Absence of Power and Authority

Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal if the company would lack the power or authority to implement the proposal. This exclusion is appropriate in the case of the Proposal because the Proposal is not within Devon's power or authority to implement due to the fact that it would require Devon to breach its existing confidentiality and non-disclosure agreements, or otherwise require intervening actions by independent third parties.

The Staff has confirmed that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(6). In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), Section E, the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." *See also Whitman Corp.* (Feb. 15, 2000) (where the Staff concluded that "[t]here appears to be some basis for your view that Whitman may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Whitman to breach an existing contract").

The Proposal seeks disclosure of "all communications" between Devon and governmental agencies. As such, the Proposal is beyond Devon's power and authority to implement because it would require Devon to disclose information that is subject to various confidentiality agreements and other contractual non-disclosure obligations. The range of confidentiality obligations between Devon and local, state and federal agencies is typically broad: Devon is subject to numerous routine audits related to its property, operations, accounting, and tax returns, among other things. In connection with these matters, the Company often enters confidentiality agreements that allow for a confidential exchange of communication and documents; often the agreements permit on-site access to documents and information.

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(6), has permitted exclusion of shareholder proposals requesting that a company breach its existing contractual obligations. In *Bank of America, Corp.* (February 26, 2008), the Staff concurred in the omission of a proposal because it could violate the confidentiality provisions of an existing consulting agreement. *See also Citigroup, Inc.* (Feb. 18, 2009) (proposal excludable because it may cause the company to breach existing employment agreements); *NVR, Inc.* (Feb. 17, 2009) (same); and *NetCurrents, Inc.* (June 1, 2001) (proposal excludable because it could cause the issuer to terminate and breach existing employment agreements or other contractual obligations). As noted above, Devon routinely enters into non-disclosure and confidentiality agreements involving the government. These agreements involve an array of arrangements – bi-lateral agreements between Devon and a governmental agency, tri-party agreements among Devon, a third party and a governmental agency, bi-lateral agreements between Devon and a third party that allow for the release of certain information to a governmental agency – each with their own procedures to terminate or waive the relevant confidentiality obligations (if a waiver is available at all) and consequences for violating those obligations. As in the aforementioned cases, the unilateral disclosure of the communications required by the Proposal would require Devon to breach its contractual obligations to maintain such information in confidence.

In addition, the Staff has indicated that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." *See 1998 Release*, at note 20. In *American Home Products Corp.* (Feb. 3, 1997), the Staff concurred with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval. Similarly, in *SCEcorp* (Dec. 20, 1995, recon. denied Mar. 6, 1996), the Staff concurred with the exclusion of a proposal that would have required unaffiliated fiduciary trustees of the company to amend voting agreements. Certain confidentiality and non-disclosure agreements that Devon routinely enters into do not permit Devon to disclose confidential information, including communications with governmental authorities, without the consent of the other party, and therefore, it is beyond Devon's power to voluntarily report such information publicly as the Proposal would require. Furthermore, it is clearly beyond Devon's power and authority to obligate government employees to make their communications with Devon public as the Proposal would require.

As in the letters cited above, the Proposal is not within Devon's power or authority to implement because implementation would either require Devon to unilaterally breach its non-disclosure and confidentiality obligations, or would otherwise require intervening actions by independent third parties (*i.e.*, a third party's consent to such disclosure). Therefore, we respectfully submit that the proposal may be properly pursuant to Rule 14a-8(i)(6).

III. Rule 14a-8(i)(3) and Rule 14a-9 – False and Misleading Statements

Devon believes that it may also properly omit the Proposal from the proxy materials under Rules l4a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague so as to be misleading. Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* SLB 14B.

Devon believes that the Proposal is materially vague and indefinite because it is subject to multiple interpretations. In this regard, the Staff has consistently concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite").

The Staff has also repeatedly concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *PepsiCo, Inc. (Steiner)* (Jan. 10, 20 13) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and ... as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

As in the above-cited cases, Devon cannot determine with reasonable certainty what actions or measures the Proposal requires, and believes that its shareholders would be faced with the same dilemma, and would have different views on what the Proposal requires. In particular, the Proposal requests "all communications between all Devon employees / lawyers and all employees of all governmental agencies, federal, state and local, be made public on an ongoing basis." Nowhere does the Proposal identify precisely what "all communications" such disclosure would need to address nor the measures that would need to be taken to provide the disclosure of "all communications," and different shareholders could have different views of the type and method of disclosure the Proposal requests. In this regard, it is unclear what type of communications with governmental agencies the Proposal covers (*e.g.*, all written *and* oral communications between Devon and governmental agencies?), and what measures are to be used to capture such communications (*e.g.*, must all telephone conversations and oral discussion at meetings between Devon and all governmental agencies be transcribed and then made publicly available? Should all communications be provided verbatim to the public, or should only a summary thereof be provided?). In addition, the Proposal is vague on its face as to whether it applies to past, present or future communications, and shareholders could have significantly different views on what they are being asked to vote upon.

Moreover, the second part of the Proposal provides that Devon "will make public air pollution under current standards vs. proposed EPA standards," which is likewise materially vague and indefinite because it is subject to multiple interpretations. This portion of the Proposal does not identify the actions or measures Devon is to take and leaves open various possibilities as to when and how Devon is to make such disclosure. Specifically, it is not clear what the "current standards" of air pollution refer to, or whose "current standards" Devon is required to make public under the Proposal (*e.g.,* Devon's, the EPA's or another third party's standards?), and nowhere in the Proposal do the Proponents define "current standards." In addition, it is unclear how often Devon should be required to make the undefined "current standards" publicly available. Nor does the Proposal specify which proposed EPA standards it applies to, leaving shareholders to guess as to what they are being asked to vote upon.

Rather than limiting itself to a well-defined proposal that would be easily understood by Devon and its shareholders, the Proponents have opted to submit an open-ended Proposal that is vague, indefinite and subject to interpretation. Shareholders would have no certainty as to what they are voting upon, and neither shareholders voting on the Proposal nor Devon implementing the Proposal would be able to determine with reasonable certainty how to implement public disclosure of "all communications" between Devon and federal, state and local governmental agencies, nor the air pollution under "current standards" that the Proponents fail to adequately define. Due to the vague and indefinite nature of the Proposal, we respectfully submit that Devon may properly omit the Proposal from the proxy materials under Rule 14a-8(i)(3).

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,



Anthony Saldana

cc: Carla Brockman
Vice President, Corporate Governance and Secretary
Devon Energy Corporation

Thomas Keating

*** FISMA & OMB Memorandum M-07-16 ***

Index to Exhibits

Exhibit	Description
A	Proposal, dated December 7, 2014
B	Deficiency Notice, dated December 17, 2014
C	FedEx Delivery Confirmation for Deficiency Notice
D	Response to Deficiency Notice, dated December 18, 2014
E	Additional Correspondence with Proponents

EXHIBIT A

(see attached)

EXHIBIT A

From: Tom Keating *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 07, 2014 3:12 PM
To: Ritenour, Jeff; Coody, Scott; Snyder, Shea
Subject: Fwd: EPA rules

Msg to Mr. White was returned"access denied"

-------- Original Message --------
Subject:EPA rules
Date: Sun, 07 Dec 2014 14:55:22 -0500
From: Tom Keating :*** FISMA & OMB Memorandum M-07-16 ***
To:vince.white@dvn.com

Dear Sir
My wife and I own 593.2395 shares in Devon Energy. Our shares are on deposit w. Merrill Lynch. Today I read a disturbing article about unethical, but legal conduct by Devon Energy. This article, titled "Attorneys general join forces with top energy firms" by Eric Lipton was reprinted in the Buffalo News from the New York Times.

The first 3 paragraphs are as follows:
" The letter to the Environmental Protection Agency from Attorney General Scott Pruitt of Oklahoma carried a blunt accusation: Federal regulators were grossly overestimating the amount of air pollution caused bt energy companies drilling new natural gas wells in his state.
But Pruitt left out one critical point. The three page letter was written by lawyers for Devon Energy, one of Oklahoma's biggest oil and gas companies, and was delivered to him by Devon's chief of lobbying.
"Outstanding" said William F Whitsitt, who at the time directed government relations at the company, in a note to Pruitt's office. The attorney general's staff had taken Devon's draft, copied it onto state government stationary with only a few word changes, and sent it to Washington."

As a grandparent of 3 grandchildren, 2 of whom have Cystic Fibrosis, an incurable, terminal, genetic lung disease, I am appalled that Devon Energy has acted to subvert these proposed Clean Air rules, which would make the air safer for my CF grandchildren and everyone who has a lung disease, in addition to the general population.

I therefore propose the following proposal be placed on the next shareholder proxy:

Thomas and Lisette Keating, owners of 593.2395 shares of Devon Energy, propose that all communications between all Devon employees / lawyers and all employees of all governmental agencies, federal, state and local,be made public on an ongoing basis. Also, Devon Energy will make public air pollution under current standards vs. proposed EPA standards. Please do not cite lawyer confidentiality.

We are talking about people's health here!!

I believe that Devon is putting short term profit ahead of long term good for our country. You should rethink your priorities.

Thank You

Thomas Keating

EXHIBIT B

(see attached)

EXHIBIT B


devon

Carla D. Brockman
Vice President Corporate Governance
and Secretary
405 552 7979 Phone
405 552 8171 Fax
Carla.Brockman@dvn.com

December 17, 2014

BY E-MAIL AND FEDERAL EXPRESS

Thomas Keating

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Keating:

I am writing to acknowledge receipt on December 7, 2014 of your shareholder proposal (the "Proposal") submitted to Devon Energy Corporation ("Devon") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Devon's proxy materials for the 2015 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Devon's common stock for at least one year prior to the date that the proposal is submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Devon common stock, and the proof of ownership you submitted does not establish that you have satisfied Rule 14a-8's ownership requirements. If you intend to demonstrate ownership by submitting a written statement from the record holder of your shares in accordance with the provisions of Rule 14a-8(b)(2)(i), please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (such securities held through DTC typically being registered in the name of DTC's nominee, Cede & Co.). Under SEC Staff Legal Bulletin Nos. 14F and 14G (enclosed with this letter as Exhibit B and Exhibit C hereto, respectively), only DTC participants are viewed as record holders of securities that are deposited at DTC, and proof of ownership for purposes of Rule 14a-8 of such securities can be provided only by the applicable DTC participant or an affiliate of such DTC participant.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year - one from your broker or bank confirming your ownership, and the other from the DTC participant, or DTC participants to the extent your shares were held by multiple DTC participants during such period, confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Devon common stock, please see Rule 14a-8(b)(2) in Exhibit A.

Accordingly, please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the DTC, or an affiliate of a DTC participant, verifying that, at the time you submitted the Proposal (December 7, 2014), you had beneficially held the requisite number of shares of Devon common stock continuously for at least the one year period preceding and including December 7, 2014.

Finally, you have not included with the Proposal a written statement that complies with Rule 14a-8 that you intend to continue ownership of the requisite number of shares of Devon common stock through the date of the Annual Meeting. Please provide such statement in addition to the written statements requested in the preceding paragraph.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Devon reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Carla D. Brockman
Vice President, Corporate Governance
and Secretary

Enclosures

EXHIBIT A

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can

verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Pages 38 through 40 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

<u>EXHIBIT D</u>

(see attached)

EXHIBIT D

From: Tom Keating | *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 18, 2014 2:03 PM
To: Brockman, Carla
Subject: Proxy proposal

Dear Ms. Brockman

I will not sell my shares in Devon energy before the next shareholder meeting or in the year 2015.
My broker representative says that they do not create the letter that you request for people in my account category. He suggests that I send photocopies of my account. See att'd, showing ownership, back to Sept 2005. and current ownership as of last statement.

I actually purchased 100 sh. Houston Oil and Minerals on 8-23-79. It was then broken up into Houston Oil trust, Tenneco, and Seagull Pipeline. I kept Seagull pipeline and sold the others. Seagull was acquired by Ocean energy, which was then acquired by Devon. Therefore I have owned precursor shares since 1979. During the 80s I bought additional shares
of Seagull and started dividend reinvestment in Devon in 2003.

Thank You
Thomas Keating

Pages 43 through 46 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT E

(see attached)

From: Tom Keating*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 21, 2015 2:14 PM
To: Brockman, Carla
Subject: Re: Shareholder Proposal

Yes, that's fine. I will call at 10am.

On 1/21/2015 12:07 PM, Brockman, Carla wrote:

Yes sir. We can use this conference number for convenience sake, if that is alright with you.

From: Tom Keating *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 21, 2015 11:07 AM
To: Brockman, Carla
Subject: Re: Shareholder Proposal

In your 1st msg, you said that you would call me, but now you have given me a phone#. Does that mean that I call you?
Thanks
Thomas Keating

On 1/21/2015 11:27 AM, Brockman, Carla wrote:

Mr. Keating,

Thank you for agreeing to speak with us. We would like to schedule the call on Monday, January 26th at 10:00 am Eastern (9:00 am Central). I have asked someone from our Investor Relations team to join us for the call. Please use this dial-in number and access code for the call.
Dial-In Number: 877-336-1829
Access Code: 4434737

We look forward to speaking with you!

From: Tom Keating [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 20, 2015 6:25 PM
To: Brockman, Carla
Subject: Re: Shareholder Proposal

Yes, absolutely. Your company's actions can have a serious effect on my CF grandchildren.
Thank You
Thomas Keating

On 1/20/2015 5:46 PM, Brockman, Carla wrote:

Mr. Keating,

I am writing to you concerning the shareholder proposal you submitted to us. I would like to schedule a time that we can call you and discuss the concerns you raised in the proposal. Would you be available for a call on either Monday or Wednesday of next week?

Carla D. Brockman
V.P. Corporate Governance and Secretary
Devon Energy Corp.
333 West Sheridan Ave.
Oklahoma City, OK 73012-5010
Carla.brockman@dvn.com

From: Tom Keating*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 27, 2015 3:15 PM
To: Brockman, Carla
Subject: Re: Contact Information

Ms. Brockman:
Thank you for your phone #. Is there a lesser threshold of making public communications with government officials that Devon would accept? I believe that the gentleman who told me that he "had no idea" that the Okla. Attorney General would use his letter to send to the EPA was not being entirely truthful. I believe his letter was written to supply talking points to be used by said att'y general. Further, I have read that methane leakage is a serious contributor to climate change.
See

Climate Peril: The Intelligent Reader's Guide to Understanding the Climate Crisis

by John J. Berger

According to this book and other articles on the subject, some energy companies do a poor job of controlling said methane leakage. During our conversation, you emphasized that Devon is a very responsible company and I believe that you should support the proposed rule, rather than oppose it.

Thank You
Thomas Keating

On 1/26/2015 10:55 AM, Brockman, Carla wrote:

> Mr. Keating,
> Thank you again for taking the time to speak with us today. I wanted to make sure you have my direct telephone number in the event you wanted to reach me again.
> Regards,
>
> **Carla D. Brockman** | V.P. Corporate Governance & Secretary
> **Devon Energy Corp.**
> Phone 405 552 7979 | Cell 405 414 7315
>
>